Mail Stop 4561

September 26, 2006

By U.S. Mail and Facsimile (212) 403-2327

Christopher K. Bowen, Esq.
General Counsel, Chief Administrative Officer and Secretary
&
Richard D. Kerschner, Esq.
Senior Vice President—Corporate Governance and Strategic Initiatives

NYMEX Holdings, Inc.
One North End Avenue
World Financial Center
New York, New York 10282-1101

Re: NYMEX Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 17, 2006
File No. 333-135800

Dear Messrs. Bowen and Kerschner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on this Filing

1.   Revise this document to discuss the Comex transaction in more detail. Please discuss the additional shares that may be offered as a result of that transaction, the affect upon your current business structure and management's view of how the transactions might affect NYMEX's positioning going forward.

2.   We note that you have not filed Skadden Arps legality opinion. Please remember that the opinion is subject to review and therefore should be filed with sufficient time for the staff to complete the review prior to acting on any request for effectiveness.

Dilution, page 41

3.   We note your response to comment 4 from our August 11, 2006 letter. Please revise your dilution presentation to begin with actual net tangible book value as required by Item 506 of Regulation S-K.

Financial Statements

Consolidated Statements of Income, page F-4

4.   We note your response to comment 9 from our August 11, 2006 letter. Please tell us the estimated cost in terms of dollars, time and effort for you to present your direct and indirect costs and expenses applicable to services on your income statement in conformity with Rule 5-03 of Regulation S-X.

5.   We note your responses to comments 9-11 from our August 11, 2006 letter and have the following comments.

   a) Please revise your statements of income for the periods presented to present "Other, net", "Investment income, net" and "Interest income from securities lending" outside of revenues as non-operating income. Refer to Rule 5-03 of Regulation S-X.

   b) Please revise your statements of income for the periods presented to present "Interest expense from securities lending" outside of operating income. Refer to Rule 5-03 of Regulation S-X.

   c) In light of the comments above, please revise your quarterly financial data and other disclosures throughout your filing to conform to the revised income statement presentation.

Other Revenues, page F-10

6.   We note your response to comment 15 from our August 11, 2006 letter. Please revise to disclose, if true, that you recognize other revenue on an accrual basis and compliance fees on a cash basis, both in conformity with SAB Topic 13. If you can not make this disclosure, please tell us why and quantify the difference in revenue recognized during the periods presented under your current revenue recognition policy and SAB Topic 13.

Interim Financial Statements

Note 8. Cumulative Redeemable Convertible Preferred Stock, page F-47

7.   We note your response to comment 18 from our previous letter and continue to evaluate the issue once you identify the offering price range.

Note 11. Incentive Payments, page F-50

8.   We note your response to comment 19 from our August 11, 2006 letter. Please tell us how your current income statement presentation is consistent with the guidance in EITF 01-9. Specifically state how you apply the guidance in paragraphs 9 and 10. If you do not believe your current presentation is consistent with EITF 01-9, please revise your income statement.

9.   We note your response to comment 19 from our August 11, 2006 letter. Please revise to disclosure your accounting policies to recognize the costs of your incentive programs. Specifically tell us if you believe Issue 6 from EITF 01-9 is applicable to your incentive programs and if so, how you apply that guidance to your programs.

Note 19. Technology Services Agreement, page F-58

10.   We note your response to comment 20 regarding your agreement with Chicago Mercantile Exchange, Inc., as well as your added disclosures regarding the services agreements in Note 18. Please revise your future filings beginning with periods ending September 30, 2006 to separately quantify the amounts incurred under this agreement. If you believe the amounts are not significant enough to require separate line item presentation on your Statements of Income, please separately quantify such amounts in a footnote and clearly disclose the line item in which the amounts are reflected.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

                                  Sincerely,

                                  Christian N. Windsor
                                  Special Counsel

cc: Matthew J. Mallow
       Eric J. Friedman
       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, New York 10036

       Richard A. Drucker
       Davis Polk & Wardwell
       450 Lexington Avenue
       New York, New York 10017